UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Neogen Corporation

(Exact name of registrant as specified in its charter)

Michigan	0-17988	38-2367843
(Jurisdiction of incorporation)	Commission file number	(IRS Employer Identification No.)

620 Lesher Place, Lansing, MI 48912

Address of principal executive offices)

Steven J. Quinlan (517)372-9200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Neogen Corporation’s Conflict Minerals Report, filed as Exhibit 1.01 hereto, is publicly available on its website at www.neogen.com as well as on the Securities and Exchange Commission’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD, and any information accessible through such websites, is included for general information only and is not incorporated by reference in this Form SD nor deemed filed with the Securities and Exchange Commission.

Item 1.02 Exhibit

Neogen Corporation’s Conflict Minerals Report for the year ended December 31, 2015 is filed as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Neogen Corporation.

(Registrant)

/s/ Steven J. Quinlan	May 31, 2016
Steven J. Quinlan Vice President, Chief Financial Officer and Secretary

Section 2 — Exhibits